November 3, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Atlantic American Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008
File No. 0-03722

Dear Mr. Rosenberg:

             On behalf of Atlantic American Corporation (“we” or the “Company”), we appreciate the letter dated October 14, 2008 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”) concerning the above-referenced annual report on Form 10-K (the “2007 Form 10-K”). Further, we sincerely appreciate the time that Mr. Frank Wyman spent with us responding to our telephone inquiry on October 22, 2008. Based in part on those discussions, please find below responses to the comments issued by the Staff in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

             While we believe all of the proposed disclosure modifications set out below provide additional clarity and transparency in our reporting, as discussed via telephone with Mr. Wyman, we believe that the disclosures in the 2007 Form 10-K are materially accurate and complete, and request that the proposed modifications to disclosure, to the extent then-applicable, be made in future filings, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Underwriting Results, page 27

1.      Please refer to prior comment one. We acknowledge your references to existing disclosure in your 2007 Form 10-K. However, we continue to believe that you do not adequately explain the specific factors that caused the favorable loss development during each of the three years ended December 31, 2007 or indicated the likelihood that your recent historical loss development experience is indicative of your expected future loss development. Please revise your disclosure to explain the nature and extent of new events that occurred or new information/experience obtained that supported the reserve releases of $11.5 million in 2007, $9.9 million in 2006 and $8.4 million in 2005. Ensure that your disclosure clarifies that timing of these changes in estimate, such as why recognition occurred in these periods and was not required in earlier periods.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
November 3, 2008

             RESPONSE:

             As a result of clarification obtained from our conversation with Mr. Wyman, we propose including certain additional information with respect to loss developments in future Form 10-K filings, to the extent then applicable. Based upon the disclosures in our 2007 Form 10-K, we propose to make additional disclosures substantially in the following form (with all proposed additions added in bold text to the existing disclosures in our 2007 Form 10-K to provide context):

             With respect to the disclosure on page 6 of the 2007 Form 10-K, we would propose adding the following sentence in footnote (1) to the reserve table:

Favorable loss development from property and casualty operations for the years ended December 31, 2007, 2006 and 2005 were $8.6 million, $6.7 million and $5.2 million, respectively.

             To provide additional context, we would then propose to supplement the immediately following paragraph of the narrative as follows:

Reserves are set by line of business within each of the subsidiaries and a single line of business may be written in one or more of the subsidiaries. At December 31, 2007, approximately 85% of the reserves related to property and casualty losses and approximately 15% related to life and health losses. The Company’s property and casualty operations incur losses which may take extended periods of time to evaluate and settle. Issues with respect to legal liability, actual loss quantification, legal discovery and ultimate subrogation, among other factors, may influence the initial and subsequent estimates of loss. In the property and casualty operations, the Company’s general practice is to reserve at the upper end of the reasonable range of loss if no other value within the range is determined to be more probable. The Company’s life and health subsidiary generally incurs losses which are more readily quantified. Medical claims received are recorded in cases reserves based on contractual terms using the submitted billing as a basis for determination. Life claims are recorded based on contract value at the time of notification to the Company; although policy reserves related to such contracts have been previously established. All of the Company’s individual case reserves are established by a claims processor on each individual claim and are periodically reviewed and adjusted as new information becomes known during the course of handling a claim. Regular internal periodic reviews are also performed by management to ensure that loss reserves are established and revised timely relative to the receipt of new or additional information. Lines of business for which loss data (e.g. paid losses and case reserves) emerge over a long period of time are referred to as long-tail lines of business. Lines of business for which loss data emerge more quickly are referred to as short-tail lines of business. The Company’s long-tail line of business generally includes general liability while the short-tail lines of business generally include property and automobile coverages.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
September 30, 2008

             With respect to the disclosure on page 8 of the 2007 Form 10-K, we would propose revising the second paragraph under “Property and Casualty Operations” as follows:

American Southern established reserves for claims based upon: (a) management’s estimate of ultimate liability and claims adjusters’ evaluations for unpaid claims reported prior to the close of the accounting period, (b) estimates of IBNR claims based on past experience, and (c) estimates of LAE. If no value is determined to be more probable in estimating a loss after considering all factors, the Company’s general practice is to reserve at the upper end of the reasonable range of loss. The estimated liability is periodically reviewed and updated, and changes to the estimated liability are recorded in the statement of operations in the year in which such changes become known.

             With respect to the disclosure on page 28 of the 2007 Form 10-K, we propose revising the last paragraph under “Underwriting Results, American Southern” as follows:

The combined ratio for American Southern decreased to 90.4% in 2007 from a combined ratio of 90.7% in 2006. The loss ratio decreased to 44.3% in 2007 from 46.3% in 2006. In establishing reserves, American Southern initially reserves for losses at the upper end of the reasonable range if no other value within the range is determined to be more probable. As a result, American Southern generally experiences reserve redundancies when analyzing the development of prior year losses in a current period. Such development from prior years’ reserves does reduce the current year loss ratio; however, such reduction in the current year loss ratio is generally offset by the reserves established in the current year for current period losses. The overall decrease in the loss ratio was primarily attributable to the loss and cancellation of several commercial programs. The expense ratio increased to 46.1% in 2007 from 44.4% in 2006 due primarily to slightly higher profit margins on the business with variable commissions. Approximately 88% of American Southern’s business provides for contractual commission arrangements, which compensate the company’s agents in relation to the loss ratios of the business they write. By structuring its business in this manner, American Southern provides its agents with an economic incentive to place profitable business with American Southern. In periods when loss reserves reflect favorable development from prior years’ reserves, there is generally a highly correlated increase in commission expense also related to the prior year business. Accordingly, favorable loss development from prior years, while anticipated to continue in future periods, is not an indicator of significant additional profitability in the current year. The combined ratio decreased to 90.7% in 2006 from 93.6% in 2005. The single largest component of the decrease was the decreased loss ratio which decreased to 46.3% in 2006 from 48.2% in 2005. The decrease in the loss ratio was the result of cancellation of several commercial programs including the low-value dwelling property business, combined with favorable loss experience in the commercial automobile line of business.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
November 3, 2008

            With respect to the disclosure on page 29 of the 2007 Form 10-K, we propose revising the fourth paragraph under “Underwriting Results, Bankers Fidelity” as follows:

Benefits and losses decreased $1.7 million, or 4.1%, during 2007 as compared to 2006 and $4.4 million, or 9.4% during 2006 as compared to 2005. As a percentage of earned premiums, benefits and losses were 71.6% in 2007 compared to 71.3% in 2006 and 70.4% in 2005. The increasing loss ratio between years was primarily due to the continued aging of the life business. In the years ended December 31, 2007, 2006 and 2005, favorable loss development, primarily from adjustments to the prior years’ IBNR reserves, was $2.9 million, $3.2 million and $3.2 million, respectively. Bankers Fidelity’s Medicare supplement premium revenue peaked in 2005. With the introduction of Medicare Advantage and other competitive products, discussed previously, Medicare supplement revenues declined 7.0% in the year ended December 31, 2007 as compared with the prior year. For the year ended December 31, 2006, Medicare supplement premiums declined 12.6% as compared to the year ended December 31, 2005. Such premium revenue declines disrupted historical patterns on which determinations of IBNR reserve adequacy had been based. A primary consideration in reserve adequacy during this period was the significant potential for adverse selection. Even though premium revenues declined, because of offsetting rate increases, the decline in policy count was greater than indicated. Accordingly, until historical experience could be further developed in a declining business environment, indicated excess reserves as a result of favorable development were recognized at the low end of the reasonable range of indicated redundancy. Premium declines on a monthly basis have since moderated and management does not believe that redundancies of such magnitude will continue in future years.

Notes to Consolidated Financial Statements

Note 2. Discontinued Operations, page 47

2.	Please refer to prior comment two. We acknowledge your proposed new disclosure related to your discontinued operations. Please quantify the amount of the $7.2 million of fourth quarter losses that represent fourth quarter 2007 adjustments to your individual case reserves resulting from the extensive due diligence activities conducted by interested parties. Also, we do not understand your statement that "we are unable to quantify the exact magnitude of these adjustments versus our normal year end review adjustments." Please revise your disclosure to address the following.

•	The factors that you considered in concluding that these adjustments did not indicate deficiencies in your normal periodic review of loss reserves.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
November 3, 2008

•	The factors that prohibit you from determining the magnitude of these adjustments versus our normal year end review adjustments.”

             RESPONSE

             As described in the 2007 Form 10-K, the Company’s operating subsidiaries have historically operated on a decentralized basis. Accordingly, the claims handling staff and reserving function for our discontinued operations were distinct and different from those at American Southern. As our regional property and casualty subsidiaries were sold effective March 31, 2008, we no longer have any access to the claims files and loss reserve information. Therefore we are unable to quantify the requested reserve information related to the discontinued operations.

             Our regional property and casualty operations did historically experience adverse reserve developments. However, in our consolidated results, such development was generally offset by the favorable loss development from American Southern. Historically, each year, we have engaged the same consulting actuary to evaluate not only each individual operating company’s reserves but also the Company’s aggregate carried reserves. Our consolidated reserves have historically fallen within the range of reasonableness as determined by the consulting actuary; however, even though one operating company’s reserves may have been at the high end of reasonableness and one may have been at the lower end of reasonableness, we do not believe there were any “deficiencies” in our overall normal periodic review procedures.

             We continue to believe that our disclosure related to our discontinued operations is adequate given the information we have available to us; however, we do reaffirm our original proposal for a footnote in our Form 10-K for the period ending December 31, 2008, next to the fourth quarter 2007 $4.6 million “income (loss) from discontinued operations, net of tax” value. As previously described to the Staff, we propose that such footnote will state that the value “Includes a $3.3 million pre-tax adjustment to adjust the carrying value of the discontinued operations to their estimated fair value.”

*****

             On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
November 3, 2008

             Please contact me at (404) 266-5501 in connection with any questions or comments relating to this response letter or other filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ John G. Sample, Jr. John G. Sample, Jr. Senior Vice President and Chief Financial Officer

cc:	Hilton H. Howell, Jr., CEO, Atlantic American Corporation Audit Committee, Atlantic American Corporation BDO Seidman LLP